Exhibit 99.1

Lithium Americas Submits Formal Application for
Department of Energy ATVM Loan Program

April 14, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce the Company has submitted a formal application to the US Department of Energy (“DOE”) Loan Programs Office (“LPO”) for funding to be used at its 100%-owned Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass”) through the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”). The ATVM Loan Program is designed to provide loans for facilities located in the United States for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles.

"Thacker Pass is a unique, large-scale and advanced-stage lithium project representing one of the most significant opportunities to create a domestic lithium supply chain to support the production of electric vehicles in the US,” said Jonathan Evans, President and CEO. “We are pleased to submit our formal loan application and look forward to progressing through the ATVM Loan Program process to accelerate development of Thacker Pass. We are very excited to become a leading supplier of domestic critical materials to support the growth of the domestic battery and electric vehicle industry in response to increased demand and interest from US-based consumers.” The submission is not an assurance that Lithium Americas will secure funding from the ATVM Loan Program and additional steps remain in the process.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, expectations regarding the status of development of the Company’s projects, expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States and resulting benefits to the Company, the outcome of the Company’s loan application filed with the DOE, the completion of a feasibility study for the Thacker Pass project, ability to advance the Thacker Pass project to production and expected product quality, , plans for regional operations in Argentina and expected completion of construction of the Caucharí-Olaroz project, and plans regarding strategic alternatives to finance the Thacker Pass project.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project including capital and operating cost estimation; successful development of the Company’s projects and ability to produce battery-grade lithium; changes to availability of loan funding, assessment criteria or government policies concerning the DOE loan application; risks associated with the novel nature of the deposit at Thacker Pass; ability of the Company to simultaneously advance multiple lithium projects to production, and integrate newly acquired operations into its business; availability of strategic alternatives to the Company and on satisfactory terms; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for the Company or its projects; maintaining local community support in the regions where the Company’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing the Company’s projects; availability of personnel, supplies and equipment; the impact of inflation on the Company, its projects and their economic feasibility; expectations and anticipated impact of COVID-19 on the Company and its mineral properties; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; changes in government policies and priorities; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where Lithium Americas conducts business. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.